Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Each of our tracking stocks is intended to reflect the separate performance of an associated brand contract. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to our existing tracking stocks or any other tracking stock that we may create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows as of and for the three months ended March 31, 2015. The tables further present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our tracking stocks. The financial information should be read in conjunction with our unaudited condensed financial statements for the three months ended March 31, 2015 and 2014 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our tracking stocks, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our tracking stocks are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or tracking stocks does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	March 31, 2015
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Fantex Series Mohamed Sanu	Fantex Series Alshon Jeffery	Total
ATTRIBUTED ASSETS
Cash and Cash Equivalents	$448,343	$335,502	$88,580	$55,658	$109,326	$1,037,409
Receivables from Contract Parties	4,676	54,178	—	20,892	13,780	93,526
Prepaid Assets	—	—	—	—	—	—
Investment in Brand Contracts, at Fair Value	823,046	2,551,419	2,520,758	1,978,205	8,587,474	16,460,902
Other Investments, at cost	5,540	105,260	—	—	—	110,800
Total Attributed Assets	$1,281,605	$3,046,359	$2,609,338	$2,054,755	$8,710,580	$17,702,637
ATTRIBUTED LIABILITIES AND STOCKHOLDERS' EQUITY
Due to Parent	$47,179	$41,793	$4,501	$2,915	$5,815	$102,203
Total Attributed Liabilities	$47,179	$41,793	$4,501	$2,915	$5,815	$102,203
Total Attributed Stockholders’ Equity	$1,234,426	$3,004,566	$2,604,837	$2,051,840	$8,704,765	$17,600,434
Total Attributed Liabilities and Stockholders' Equity	$1,281,605	$3,046,359	$2,609,338	$2,054,755	$8,710,580	$17,702,637

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS

(Unaudited)

	Three Months Ended March 31, 2015
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Fantex Series Mohamed Sanu	Fantex Series Alshon Jeffery	Total
Attributed Income from Brand Contracts	$76,863	$126,361	$69,986	$89,506	$1,174,559	$1,537,275
Attributed Operating Expenses
Personnel & Related	347,386	—	—	—	—	347,386
Professional & Related	659,121	2,665	692	1,313	6,978	670,769
General & Administrative	205,492	—	—	—	—	205,492
Management Fees	(9,714)	2,221	577	1,101	5,815	—
Total Attributed Expenses	$1,202,285	$4,886	$1,269	$2,414	$12,793	$1,223,647
Attributed Net Income Before Taxes	(1,125,422)	121,475	68,717	87,092	1,161,766	313,628
Attributed Income Taxes	—	—	—	—	—	—
Attributed Net Income	$(1,125,422)	$121,475	$68,717	$87,092	$1,161,766	$313,628

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	Three Months Ended March 31, 2015
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Fantex Series Mohamed Sanu	Fantex Series Alshon Jeffery	Total
Operating Activities
Attributed Net Income / (Loss)	$(1,125,422)	$121,475	$68,717	$87,092	$1,161,766	$313,628
Adjustments to reconcile net income/ (loss) to net cash used in operating activities:
Income from Brand Contracts	(76,863)	(126,361)	(69,986)	(89,506)	(1,174,559)	(1,537,275)
Expenses Contributed From Parent	1,167,491	—	—	—	—	1,167,491
Changes in:
Prepaid Assets	44,278	—	—	—	—	44,278
Due to Parent	1,307	17,231	577	1,101	5,815	26,031
Purchase of Brand Contracts	—	—	—	—	(7,940,000)	(7,940,000)
Cash Receipts from Brand Contracts	10,227	44,418	11,537	22,029	116,305	204,516
Net cash provided from (used by) operating activities	$21,018	$56,763	$10,845	$20,716	$(7,830,673)	$(7,721,331)
Investing Activities
Purchase of Other Investment	(5,540)	(105,260)	—	—	—	(110,800)
Net cash used by operating activities	$(5,540)	$(105,260)	$—	$—	$—	(110,800)
Financing Activities
Net proceeds from Fantex Series Alshon Jeffery Offering	100	—	—	—	7,940,000	7,940,100
Net cash provided from financing activities	$100	$—	$—	$—	$7,940,000	$7,940,100
Net cash increase / (decrease) for period	15,578	(48,497)	10,845	20,716	109,327	107,969
Cash and Cash Equivalents at Beginning of Period	432,765	383,999	77,734	34,942	—	929,440
Cash and Cash Equivalents at End of Period	$448,343	$335,502	$88,579	$55,658	$109,327	$1,037,409
Cash Paid for Interest	$—	$—	$—	$—	$—	$—
Cash Paid for Taxes	$—	$—	$—	$—	$—	$—
Non-Cash Financing Activities:
Contributions from Parent	$1,167,491	$—	$—	$—	$—	$1,167,491

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the tracking stocks:

•	95% of our acquired brand income (“ABI”), that we acquire under our brand contracts ;

•

any and all of our liabilities, costs and expenses incurred after the offering of each of our tracking stocks that are directly attributable to the brand associated with the tracking stock, such as our direct costs arising out of our promotion of the brand or arising out of or related to the maintenance and enforcement of the brand contract, provided, however, that to date we have not attributed any of the expenses or costs related to the initial public offerings of our tracking stocks (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offerings, including our efforts to build our business model and enter into our brand contracts, to any of our tracking stocks;

•

a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable ABI), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of the attributed ABI from our brand contracts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•	as income, any covered amounts, as described below, for our brand contracts; and

•	as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand.

We will also attribute the following additional assets and liabilities to each tracking stock brand:

•

all net income or net losses from the assets and liabilities that are included in each tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of a specific tracking stock; and

•	any acquisitions or investments made from assets that are included in a specific tracking stock brand.

Covered Amounts

As described above, income (and assets) and liabilities will generally be attributed to a tracking stock based on the income and liabilities of that tracking stock. However, if as a result of any debtor relief laws we do not receive any portion of our ABI from a brand contract then we will nonetheless attribute income during any period to the corresponding tracking stock in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for debtor relief laws  (the “covered amount”).

        In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking stock as an expense, as discussed above.

Platform Unit

Our platform unit has attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stocks or to any other tracking stocks that we may establish from time to time. The assets attributed to the platform unit will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock. For example, we will attribute the 5% of our ABI under our existing brand contracts to the platform unit, and expect to attribute a similar amount for each of our future brand contracts.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of our tracking stock brands. We cannot guarantee that any tracking stock will in fact track the performance of the associated brand contract.

Management Discussion of Tracking Stocks

Tracking Stock Attributed Assets

The largest attributed asset for each of our tracking stocks is the brand contract associated with such tracking stock. We expect the underlying brand contract to be the largest single attributed asset for each tracking stock for the foreseeable future. As the cash generated by each brand contract is remitted to us, we intend to return a portion of this cash to the stockholders of the tracking stock in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and for potential future co-investment opportunities that may arise pursuant to the brand contract.

Fantex Series Vernon Davis

Attributed Acquired Brand Income and Expenses

During the quarter ended March 31, 2015, we attributed $15,779 of ABI to Fantex Series Vernon Davis which represented cash receipts from endorsement contracts. Additionally, we attributed $54,178 to the brand contract as cash receipts due to us from Mr. Davis. This was comprised of $1,616 from his NFL playing contract and $52,562 in endorsements payments not received by us as of March 31, 2015. During the three months ended March 31, 2015 we attributed expenses for management fees and direct costs totaling $4,886 to Fantex Series Vernon Davis. There were no significant changes with respect to Mr. Davis’s contracts during the quarter.

Change in Fair Value of Brand Contract

We account for the Vernon Davis Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the quarter ended March 31, 2015 the Vernon Davis Brand Contract generated attributed income of $126,361.  This reflects a net increase in the fair value of the brand contract partially offset by cash received or receivable by us during the quarter. The increase in the fair value of the Vernon Davis Brand Contract for the period was driven by an increase in the net present value (the “NPV”) of expected cash flows from this brand contract of $70,323 and realized gains on cash receipts of $56,038. The NPV increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. The realized gains were generated by unanticipated receipts from both Vernon Davis’ NFL playing contract and endorsement contracts.

Other Items

During the three months ended March 31, 2015, the Company exercised its co-investment right under the terms of the brand contract with Vernon Davis in connection with Vernon Davis’ purchase of three Jamba Juice franchises. Mr. Davis was offered this opportunity in connection with an expanded endorsement relationship. The Company paid $110,800 for a 10% ownership interest in the franchises and per our attribution policy, will attribute 95% of the cash flows from this investment to Fantex Series Vernon Davis.

Estimates of Annual Lifetime Brand Income

We estimate that Vernon Davis will play in the NFL through the 2018 NFL season. We estimate that Mr. Davis will receive brand income for the remainder of 2015 and for 2016, 2017 and 2018 from his NFL playing contract and endorsement contracts of $5.6 million, $14.4 million, $5.2 million and $6.3 million, respectively. We also estimate Mr. Davis will receive $5.5 million in post-career brand income from 2019-2028.

Dividends

On April 20, 2015 our Board of Directors declared  a cash dividend of $0.50  per share to be paid to the holders of record of Fantex Series Vernon Davis as of the close of business on April 24, 2015. The dividend was paid on April 28, 2015.

Fantex Series EJ Manuel

Attributed Acquired Brand Income and Expenses

During the three months ended March 31, 2015 we attributed $2,497 of ABI to Fantex Series EJ Manuel. Approximately $1,738 of this was cash receipts from EJ Manuel’s NFL playing contract and $760 was cash receipts from endorsement contracts. During the three months ended March 31, 2015 we attributed expenses for management fees and direct costs totaling $1,269 to Fantex Series EJ Manuel. There were no significant changes with respect to Mr. Manuel’s existing contracts and no new material contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the EJ Manuel Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three months ended March 31, 2015 the EJ Manuel Brand Contract generated attributed income of $69,986. This reflects a net increase in the fair value of the brand contract partially offset by cash received or receivable by us during the quarter. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Estimates of Annual Lifetime Brand Income

We estimate that EJ Manuel will play in the NFL through the 2021 NFL season. We estimate that Mr. Manuel will receive brand income for the remainder of 2015 and for 2016 through 2021 from his NFL playing contract and endorsement contracts of approximately $1.4 million, $2.9 million, $13.4 million, $7.5 million, $7.1 million, $6.0 million and $4.4 million respectively. We also estimate Mr. Manuel will earn $1.8 million in post-career earning from 2022-2026.

Fantex Series Mohamed Sanu

Attributed Acquired Brand Income and Expenses

During the three months ended March 31, 2015 we attributed $2,257 of ABI to Fantex Series Mohamed Sanu. Approximately $2,090 of this was cash receipts from Mohamed Sanu’s NFL playing contract and $167 of cash receipts from endorsement contracts. Additionally, we attributed $20,892 to the brand contract as cash receipts due to us from Mr. Sanu. This represents NFL playing  contract receipts not received by us as of March 31, 2015. During the three months ended March 31, 2015 we attributed expenses for management fees and direct costs totaling $2,414 to Fantex Series Mohamed Sanu. There were no significant changes with respect to Mr. Sanu’s existing contracts and no new material contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Mohamed Sanu Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the quarter ended March 31, 2015 the Mohamed Sanu Brand Contract generated attributed income of $89,506. This reflects a net increase in the fair value of the brand contract partially offset by cash received or receivable by us during the quarter. The increase in the fair value of the Mohamed Sanu Brand Contract for the period was driven by an increase in the NPV of expected cash flows from this brand contract of $67,517 and realized gains on cash receipts of $21,990. The NPV increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. The realized gains were generated by unforecasted receipts of a Player Performance Bonus pursuant to Article 28 of the NFL CBA.

Estimates of Annual Lifetime Brand Income

We estimate that Mohamed Sanu will play in the NFL through the 2020 NFL season. We estimate that Mr. Sanu will receive brand income for the remainder of 2015 and for 2016 through 2020 from his NFL playing contract and endorsement contracts of approximately $1.6 million, $11.6 million, $5.8 million, $4.5 million, $4.3 million and $4.1 million, respectively. We also estimate Mr. Sanu will earn $0.3 million in post-career earning from 2021-2025.

Fantex Series Alshon Jeffery

Initial Public Offering

We completed the initial public offering of our the Fantex Series Alshon Jeffery on March 19, 2015 raising approximately $7.94 million net of the underwriting discount from the sale of 835,800 shares. On March 19, 2015, we paid Alshon Jeffery $7.90  million to complete our purchase of the Alshon Jeffery Brand Contract (net of $0.4 million to be held in escrow until six months of consecutive payments due under the Alshon Jeffery Brand Contract have been timely delivered to us).

Attributed Acquired Brand Income and Expenses

During the three months ended March 31, 2015 we attributed $116,305 of ABI to Fantex Series Alshon Jeffery. $93,050 of this was cash receipts from Alshon Jeffery’s NFL playing contract and $23,255 was cash receipts from endorsement contracts. During the three months ended March 31, 2015 we attributed expenses for management fees and direct costs totaling $12,793 to Fantex Series Alshon Jeffery. There were no significant changes with respect to Mr. Jeffery’s existing contracts and no new material contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Alshon Jeffery Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the quarter ended March 31, 2015 the Alshon Jeffery Brand Contract generated attributed income of $1,174,559. This reflects a net increase in the fair value of the brand contract from the inception date of the contract, September 18, 2014, offset by cash received or receivable by us during the quarter. The increase in the fair value of the Alshon Jeffery Brand Contract for the period was driven by an increase in the NPV of expected cash flows from this brand contract of $1,171,799 and realized gains on cash receipts of $2,760. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. As part of our estimate of Alshon Jeffery’s brand contract fair value we have assumed that Alshon Jeffery will renegotiate his NFL playing contract prior to the 2015 season.

Estimates of Annual Lifetime Brand Income

We estimate that Alshon Jeffery will play in the NFL through the 2022 NFL season. We estimate that Mr. Jeffery will receive brand income for the remainder of 2015 and for 2016 through 2022 from his NFL playing contract and endorsement contracts of approximately $24.0 million, $9.1 million, $11.3 million, $12.2 million, $11.5 million,  $14.0 million, $14.9 million and $6.8 million, respectively. We also estimate Mr. Jeffery will earn $0.3 million in post-career earning from 2023-2027.